

Mail Stop 4628

May 24, 2016

Anthony C. Schnur
Chief Executive Officer
Lucas Energy, Inc.
450 Gears Road, Suite 780
Houston, Texas 77067

> **Re:** **Lucas Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 2, 2016**
> **File No. 333-211066**

Dear Mr. Schnur:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not be in a position to consider a request for acceleration of effectiveness of your registration statement until all issues concerning the outstanding comments on your preliminary proxy statement filed on April 15, 2016 have been resolved.

2. We note that you are registering the resale of 5,000,000 shares. As indicated on page 4 of the Form S-1, you had 1,731,744 shares of common stock outstanding as of April 26, 2016. Given the size of the offering under this registration statement relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the total amount of shares being sold by the selling stockholder, the transaction appears to be a primary offering. Revise the filing accordingly and indicate that Discover Growth Fund is an underwriter.

Additionally, as you do not meet the market capitalization requirement of Instruction B.1. to Form S-3, it does not appear that you are eligible to conduct a primary at-the-market offering under Rule 415(a)(4) and the shares offered must be at a fixed price. Therefore, you should:

a. File a new registration statement for the resale offering at the time of each conversion of convertible notes because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

b. Identify the selling stockholder as an underwriter in the registration statement; and

c. Include the price at which the underwriter will sell the securities.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The date on which and the manner in which the selling stockholder received the overlying securities;

- The relationship of the selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholder and/or its affiliates in fees or other payments;

- The discount at which the stockholder will purchase the common stock underlying the convertible note and warrant upon conversion or exercise; and

- Whether or not the selling stockholder is in the business of buying and selling securities.

3. Finally, if this is a secondary offering, pursuant to Rule 415(a)(1)(iii), the shares being registered would have to be issuable upon conversion of outstanding warrants other securities. Given that issuance of Debenture, Series C Preferred Stock or Warrants appears to be contingent upon shareholder approval, tell us why you believe that the underlying shares being registered do not conflict with the requirements of Rule 415(a)(1)(iii).

<u>Selling Stockholder, page 31</u>

4. Please disclose the natural persons who exercise sole or shared voting and or dispositive powers over the securities held by Discover Growth Fund. Please refer to Regulation S-K Compliance and Disclosure Interpretations 140.02 and 240.04.

<u>Exhibits</u>

5. We note that you incorporate by reference your form of Securities Purchase Agreement listed as Exhibit 10.47 and form of Stock Purchase Agreement listed as Exhibit 10.48 to your Form 8-K filed April 7, 2016 (File No. 001-32508). Please file the executed version of the agreement as an exhibit. Refer to Instruction 1 to Item 601 of Regulation S-K.

<u>Signature Page</u>

6. Please include the signature of your principal accounting officer or controller. Please refer to Instruction 1 to Signatures on Form S-1.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources